Exhibit 2.2

PROMISSORY NOTE
(Due: June 9, 2013)

$130,000	June 10, 2010
Davis, California

FOR VALUE RECEIVED, the undersigned, Octus, Inc., a Nevada corporation (the “Company”) promises to pay to the order of Arlene Collins or permitted assigns (hereinafter, with any subsequent holder, the “Holder”) the principal sum of $130,000, with interest on the unpaid principal from the date hereof at a rate of six percent (6.0%) simple interest per annum.  Interest shall be calculated on the basis of the actual number of days elapsed over a 365-day year, shall commence to accrue on the date hereof and shall continue on the outstanding principal until paid in full.

1. Payments.  No later than the 10th day of each month, Company shall pay to Holder $3,954.85 for thirty-six (36) consecutive months (assuming no principal reduction as further described) and make principal reduction payments as may occur of 10% of the gross margin of revenue received over the prior 30 days from projects initiated by Quantum or its principles. The payment schedule will remain intact until all principal and accrued interest are paid in full.

2. Application of Payments.  All payments of principal and interest shall be in lawful money of the United States of America.  All payments on account of the indebtedness evidenced by this Note shall be applied first to any and all costs, expenses and other charges then owed the Holder by the Company, second, to accrued and unpaid interest, and thereafter to the unpaid principal balance hereof.   All payments so received after demand or acceleration shall be applied in such manner as the Holder may determine in its sole and absolute discretion.

3. Maturity Date. The principal amount of the Note, together with all unpaid accrued interest hereon and all other fees, costs and charges, if any, shall be due and payable on the date which is thirty-six (36) months from the original date of this Note (the “Maturity Date”).

4. Prepayment. Before the Maturity Date, the Company may prepay this Note, in whole or in part, at any time without penalty.

5. Default.  The Company will be in default if any of the following occurs (each an “Event of Default”): (a) the Company fails to make payment of the principal amount or an interest payment when due and fails to cure the default within ten (10) days of the date of delivery of notice from Holder to the Company of the default; (b) the Company fails in any material respect to comply with or to perform when due any other material term, obligation, covenant, or condition contained in this Note and fails to cure the default within ten (10) days of the date of delivery of notice from Holder to the Company of the default; (c) the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed; and/or (d) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and shall not have been dismissed within 60 days of filing.  Upon an Event of Default, Holder may declare the entire unpaid principal and accrued interest amount immediately due and payable, all without further demand, presentment or notice, or grace period, all of which hereby are expressly waived. If Holder prevails in a lawsuit to collect on this Note, the Company will pay Holder's costs and attorneys’ fees in an amount the court finds to be reasonable. Further, the Company will accrue a penalty fee of 1.5% per month on any payment that is in default as defined herein.

6. Miscellaneous

(a) Successors and Assigns.  Subject to the restrictions on transfer set forth in this Note, the rights and obligations of the Company and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(b) Assignment.  This Note shall not be assignable by the Holder without prior written consent of the Company.

(c) Waivers.  The terms of this Note shall be construed in accordance with the laws of the State of California applicable to contracts entered into in California by California residents and wholly to be performed within California.

(d) Amendment or Waiver.    Any term of this Note may be amended or waived with the written consent of the Company and Holder.  Any amendment or waiver effected in accordance with this Section shall be binding upon Holder at the time outstanding, each future Holder of any Note and the Company.

(e) Notices. Any notice required or permitted under this Note shall be given in writing and shall be deemed effectively given (i) at the time of personal delivery, if delivery is in person; (ii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; (iii) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries when addressed to the party to be notified; or (iv) one (1) business day after transmission by telecopier with confirmation of successful transmission.  Notices shall be delivered (i) if to the Holder, to the address and contact information for Holder set forth in the Company’s books and records, and (ii) if to the Company, to 803 Second Street, Suite 303, Davis, CA 95616, attention: Chief Executive Officer, or at such other address as any party may designate by giving written notice to the other party.

(f) Severability.  In the event any one or more of the provisions contained in this Note shall, for any reason, be held to be invalid, illegal, or unenforceable in whole or in part or in any respect, or in the event any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, such invalidity, illegality, or unenforceability shall not affect any other provision of this Note.  In such instance, this Note shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced or disturbed thereby.

(g) Delays or Omissions.  No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(h) Headings.  The headings in this Note are for convenience of reference only and shall not define or limit any terms or provisions hereof.

(i) Entire Agreement. This Note constitutes the entire agreement between the parties, and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

IN WITNESS WHEREOF, Company has caused this Promissory Note to be signed in its name as of the date first above written.

Company: Octus, Inc.

By: ______________________________________
Name: Chris Soderquist
Title: Chief Executive Officer

Agreed and Accepted:

HOLDER: ___________________________________

Arlene Collins

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